EXHIBIT 2.1
                      PURCHASE AND SALE AGREEMENT
                                 for
            DTC Data Technology Assets and Certain Liabilities

This agreement is made effective December 31, 1999, by and between James
Koo ("Buyer"), and Photonics Corporation, 1222 Alderwood Ave., Sunnyvale, CA 94089, a California corporation ("Seller").

Whereas, Seller is operating under an plan of liquidation for the benefit of its debt holders and shareholders: and

Whereas, DTC Data Technology ("DTC") is an operating division of Seller, but is not a core asset for reorganization; and

Whereas, Seller has received two offers to purchase the inventory of DTC, consisting of two lots, for $ 14,500 and $ 5,100 , respectively, both offers dated July 29, 1999, and attached hereto as Exhibit "A"; and

Whereas the line of credit established by Seller against the accounts receivable 's of DTC has been reduced to the loan balance of $22,760 against an Accounts Receivable of $531, 816 at end of October 1999 after an auditing by the bank, without the guarantee of Buyer but conditioned upon an advance of $ 15,000 by Buyer as further described in Exhibit "B" attached; and

Whereas, Seller has received one purchase offer for the name, trademark and other intangible assets of DTC in an amount equal to $ 50,000 which offer has expired under its own terms , as further described in Exhibit "C" attached; and

Whereas Buyer is a major shareholder of Seller, the former CEO, and has been a member of the Board of Directors and now serves in the capacity of Liquidation Trustee; and

Whereas Seller has entered into an acquisition/merger agreement with RealEsate4Sale.com (RE4S) as of February 2, 2000; And

Whereas, after proper due diligence, the Board of Directors of RealEstate4Sale.com has determined that the DTC assets are not core assets for the purpose of the merger and future operations.

Now therefore, in consideration of the mutual promises and conditions contained in this agreement and for valuable consideration, the receipt and adequacy of which are hereby acknowledged and confessed, the parties hereto agree as follows:


1.0 Incorporation of DTC. Seller agrees to incorporate its operating division, DTC as follows:

(a)	Incorporate the business owned by Seller, being conducted under the business name DTC, located at 1222 Alderwood Av. Sunnyvale,
California into a new entity ("the Business");
(b)	The Business shall include as its assets and liabilities the following:

(i) all of the stock in trade, inventory, and merchandise of  DTC as described in Exhibit "D" attached to this agreement;
(ii) all of the fixtures, equipment, and other tangible assets of  DTC as shown on attached Exhibit "E";
(iii) any leasehold interest owned by Seller under the lease for the premises where  DTC is located;
(iv) all the accounts receivable, trade, business name, trademark, patents, goodwill, and other tangible or intangible assets of  DTC; and
(v)	all business operating liabilities incurred by DTC after December
31, 1999 save and except for any liabilities relating to any claim, lawsuit, judgment or other civil action that was commenced or relates to the time period prior to December 31, 1999. Such liabilities are listed in Exhibit "F" attached hereto.
(vi)	All shares owned by Seller of DTC Hong Kong, a corporation
incorporated in the special district of Hong Kong, China.

1.1 Stock Dividend. Following the incorporation of the Business, Seller shall declare a stock dividend to its shareholders, which shall be comprised of ten percent (10%) of the shares of the Business. Seller shall be responsible for the issuance of the appropriate shares to its shareholders and shall use the date of the incorporation of the Business as the "record date" for the determination of the recipients of the stock dividend.

      2.0 Purchase Price. The total purchase price ("Purchase Price") to be paid by Buyer to Seller for ninety percent (90%) of the shares of the Business shall be $ 75,000 cash.

      3.0 Approval by the Shareholders of Seller. The obligations of both the Buyer and Seller are subject to the ratification and approval of the closing of this Agreement by the shareholders and board of directors of Seller. Such approval shall be obtained by the calling of a special meeting of the shareholders and a special meeting of the board of directors of Seller. The ratification and approval of this Agreement shall be listed as part of the agenda in the "Notice and Call for a Special Meeting of the Shareholder of Photonics Corporation". At the special meeting of the shareholders, this Agreement shall be read into the minutes of the meeting and its ratification and approval shall be voted upon by the shareholders. The procedure for such ratification and approval of the closing of this agreement shall be in accordance with the Articles and By-laws of Photonics Corporation. The shareholders shall elect a board of directors that shall then approve this Agreement.

4.0 Closing. The closing of the sale and purchase of the Business ("the Closing") shall take place at the law firm of Cecil Shelton Mathis, PC, on or before March 31, 2000, or at such other place and date as the parties may agree to in writing.

At the closing the Seller shall:

(a)  Transfer ninety percent (90%) of the shares of the Business to Buyer;
	(b) execute the Assignment of Assumed Name Certificate attached as Exhibit
"H"   to this agreement;

	(c) execute any other documents necessary to finalize this Agreement.

	At the Closing the Buyer shall:

(a) pay the Purchase Price to Seller; and
(b) execute any other documents necessary to finalize this Agreement.

The liabilities and obligations incurred by Seller in connection with the Business prior to December 31, 2000 are assumed by Seller, except the lease obligation of the office located at 1222 Alderwood Av. Sunnyvale, Ca. Liabilities and obligations relating to DTC or the Business incurred after December 31, 1999 will be assumed by the Buyer, except those derived from liabilities and obligations incurred before December 31, 1999.

5.0 Conditional Agreement. In the event that the shareholders and the board of directors of the Seller fail to ratify and approve this agreement, this agreement shall be null and void and the Buyer will have a right of first refusal for any sale of the assets of Photonics Corp. Seller shall refund the $75,000, less any costs paid relating to the pending sale, immediately upon any such failure to ratify before June 30, 2000 and within three business days thereafter, Buyer shall transfer the 90% of the shares of the Business to Seller. Pending shareholder and board of director approval of Seller, Buyer shall continue to operate the Business as he in his sole discretion deems to be in the shareholders best interests, provided, Buyer shall not incur any debt in the name of the Business or distribute any assets of the Business.

6.0  Choice of Law.   This Agreement shall be governed by the laws of the
State of California.

AGREED the first date stated above.

SELLER:						BUYER:
Photonics Corporation					James T. Koo
   /s/ Steve Wurzburg                           /s/ James T. Koo
By: Steve Wurzburg, Secretary

     /s/ James T. Koo
By: James T. Koo, Consultant & Former CEO